March 13, 2006

via U.S. mail and facsimile to (540) 665-9176

Jonathan H. Wolk
Vice President and Chief Financial Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

	RE:	American Woodmark Corporation
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 14, 2005

		File No. 0-14798

Dear Mr. Wolk:

      We have reviewed your response letter dated March 7, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended April 30, 2005

Critical Accounting Policies, page 16

1. We have reviewed your response to comment 5 in our letter dated
February 21, 2006, and note that you will disclose a sensitivity analysis related to your pension plans in future filings. Please confirm to us that in future filings, you will also disclose material deviations between results based on your actuarial assumptions and actual plan performance, and the known material trends and uncertainties relating to the plans, including those caused by these deviations.







Note I - Commitments and Contingencies, page 33

2. We have reviewed your response to comment 7 in our letter dated
February 21, 2006. Paragraph 10 of SFAS No. 5 requires disclosure of the nature of loss contingencies and the expected range of loss, when it is reasonably possible that you have incurred losses in excess of amounts already accrued. We note you believe that the aggregate range of loss stemming from the various suits and asserted and unasserted claims deemed to be either probable or reasonably possible are not material. With respect to the reasonably possible losses addressed by paragraph 10, please tell us, in greater detail, on what basis you believe the losses to be immaterial. In this regard, please provide us with a comprehensive SAB 99 materiality analysis, which includes your consideration of all quantitative and qualitative factors. Your quantitative materiality analysis should provide the range of reasonably possibly losses for each type of claim, as well as your consideration of the materiality of this range with respect to amounts included in your balance sheet, statement of income, and statement of cash flows.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Mr. Jonathan H. Wolk
American Woodmark Corporation
March 13, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE